UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              CHESTER BANCORP, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    164903106
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                                 (CUSIP Number)

   Michael W. Welge, 1112 State Street, Chester, Illinois 62233 (618) 826-5038
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 October 4, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |X| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 5 pages)

                                  SCHEDULE 13D

CUSIP No. 164903106                                           Page 2 of 5 Pages
===============================================================================
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Michael W. Welge
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                        (b) |X|
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3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
             BK (see Item 3 below)
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                   |_|
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
-------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
NUMBER OF SHARES                                                         50,000
                  -------------------------------------------------------------
BENEFICIALLY          8   SHARED VOTING POWER
                                                                        164,300
OWNED BY EACH     -------------------------------------------------------------
                      9   SOLE DISPOSITIVE POWER
REPORTING                                                                50,000
                  -------------------------------------------------------------
PERSON WITH          10   SHARED DISPOSITIVE POWER                      164,300

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              214,300
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                |_|
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.8%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
              IN
===============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No. 164903106                                           Page 3 of 5 Pages

Item 1.  Security and Issuer.

     This statement relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Chester Bancorp, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 1112 State Street, Chester, Illinois 62233.

Item 2.  Identity and Background

     (a) Michael W. Welge

     (b) 908 Park Avenue Chester, Illinois 62233

     (c) Michael W. Welge is Executive Vice President, Secretary and Treasurer of Gilster Mary Lee Corporation, which manufactures private label food products and whose address is 1037 State Street, Chester, IL 62233.

     (d) Michael W. Welge has not been convicted in a criminal proceeding during the last five years.

     (e) Michael W. Welge has not been a party to such a civil proceeding of a judicial or administrative body during the last five years.

     (f) Michael W. Welge is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     The source of consideration for Michael W. Welge to purchase 50,000 shares of Common Stock was a line of credit from Bank of Perryville under standard terms and conditions and secured by assets other than the Common Stock purchased by Michael W. Welge.

Item 4.  Purpose of Transaction

     Michael W. Welge owns the Common Stock for investment purposes only.

Item 5.  Interest in Securities of the Issuer.

     (a) Based upon a total of 2,182,125 shares of Common Stock outstanding, Michael W. Welge beneficially owns 214,300 shares of Common Stock, which represents 9.8% of the shares of Common Stock currently outstanding.

                                  SCHEDULE 13D

CUSIP No. 164903106                                           Page 4 of 5 Pages

     (b) Michael W. Welge has the sole power to vote and the sole power to dispose of 50,000 shares of Common Stock owned by him individually. Michael
W. Welge has shared power to vote and the shared power to dispose of the 52,500 shares owned by Betty A. Welge and jointly with Rudelle F. Welge, his wife and mother, respectively. Michael W. Welge has shared power to vote and the shared power to dispose of the 111,800 shares of Common Stock owned collectively by Gilster Mary Lee Corporation, Chester Investment Club and various investment clients of Michael W. Welge.

     (c) On October 4, 1996, the following shares of Common Stock were purchased in the Company's subscription offering as set forth in the Company's prospectus dated August 12, 1996:

        Michael W. Welge                       50,000 shares
        Betty A. Welge                         40,000 shares
        Michael W. and Rudelle F. Welge        12,500 shares
        Chester Investment Club                34,800 shares
        Gilster Mary Lee Corporation           62,500 shares
        Inv. clients of Michael W. Welge       14,500 shares

     (d) Chester Investment club has the right to receive dividends and the proceeds from the sale of the 34,800 shares of Common Stock owned by it. Gilster Mary Lee Corporation has the right to receive dividends and the proceeds from the sale of the 62,500 shares of Common Stock owned by it. Various investment clients of Michael W. Welge have the right to receive dividends and the proceeds from the sale of the 14,500 shares of Common Stock owned by them.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7.  Material to be Filed as Exhibits.

     None, the Bank of Perryville line of credit referenced in Item 3 is a Bank of Perryville standard form line of credit.

                                  SCHEDULE 13D

CUSIP No. 164903106                                           Page 5 of 5 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      October 9, 1996                   /s/ Michael W. Welge
----------------------------            ---------------------------------------
           Date                         Name:  Michael W. Welge